UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1.                  Intelligent Content Enterprises Inc., Articles of Amendment, effective May 26, 2017, as filed on Sedar on April 27, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

April 28, 2017	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	Chief Financial Officer

Ontario Corporation Number
Numero de Ia societe en Ontario

1810244

For Ministry Use Only
A l’usage exclusif du ministere
Ministry of	Ministere des
Government Services	Services gouvernementaux
Ontario
CERTIFICATE	CERTIFICAT
This is to certify that these	Cecl certifle que les presents
Articles are effective on	statuts entrent en vigueur le
MAY 26	MAI, 2017

ARTICLES OF AMENDMENT

STATUTS DE MODIFICATION

1.        The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)

           Denomination sociale actuelle de Ia societe (ecrire en LETTRES MAJUSCULES SEULEMENT):

Form 3 Business Corporations Act	I	N	T	E	L	L	I	G	E	N	T	C	O	N	T	E	N	T
		E	N	T	E	R	P	R	I	S	E	S	I	N	C	.

Formule 3 Loi sur /es societies par actions	2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de la societe (s’il y a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT)
	N	O	V	I	C	I	U	S	C	O	R	P	.

3. Date of incorporation/amalgamation: Date de Ia constitution ou de Ia fusion : 2009/11/30
(Year, Month, Day) (annee, mois, jour)

4.       Complete only if there is a change in the number of directors or the minimum I maximum number of directors.

   II faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal

   d'administrateurs a change.

   Number of directors is/are: minimum and maximum number of directors is/are:

   Nombre d'administrateurs: nombres minimum et maximum d'administrateurs :

   Number minimum and maximum

   Nombre minimum et maximum

or ou
5. These articles of the corporation are amended as follows: Les statuts de la societe sont modifies de la facon suivante: See Page 1A incorporated into this form.

6.      The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the

  Business Corporations Act.

  La modification a ete dument autorisee conformement aux articles 168 et 170 (selon le cas) de Ia Loi sur les societes par actions.

7.      The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

  Les actionnaires ou les administrateurs (selon le cas) de Ia societe ont approuve Ia resolution autorisant Ia modification le

2016/02/29

(Year, Month, Day) (annee, mois, jour)

These articles are signed in duplicate. Les presents statuts sont signes en double exemplaire.

INTELLIGENT CONTENT ENTERPRISES INC.
(Print name of corporation from Article 1 on page 1) (Veuillez ecrir le nom de la societe de l’ article un a la page une).

By/
Par:

/s/ Ritwik Uban	Director
(Signature)	(Description of Office)
(Signature)	(Fonction)

 IA.

ARTICLES OF AMENDMENT OF INTELLIGENT CONTENT ENTERPRISES INC.

The Articles of Intelligent Content Enterprises Inc. (the “Corporation”) are amended:

a)       to consolidate the issued and outstanding common shares in the capital of the Corporation on a ten (10) for one (1) basis;

b)       to provide that no fractional common shares of the Corporation shall be issued in connection with the consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such consolidation, the number of common shares of the Corporation to be received by such shareholder shall be rounded up to the nearest whole number of common shares; and

c)       to change the name of the Corporation from Intelligent Content Enterprises Inc. to NOVICIUS CORP.